April 20, 2022

VIA EDGAR

Re:	Paysafe Limited

Registration Statement on Form F-3

File No. 333-263910

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Paysafe Limited (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 2:00 p.m., Washington, D.C. time, on April 22, 2022, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

PAYSAFE LIMITED

By:	/s/ Ismail Dawood
Name: Ismail Dawood
Title: Chief Financial Officer

[Signature Page to Acceleration Request Letter]